                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT 1934


    /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
            For the fiscal year ended December 31, 1996.

                                       OR

    / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
            For the transition period from                 to                  .
                                           --------------     -----------------


Commission File No. 1-7623


                    THE GENOVESE RETIREMENT AND SAVINGS PLAN
                                  (the "Plan")
--------------------------------------------------------------------------------
                            (Full title of the Plan)

GENOVESE DRUG STORES, INC., 80 Marcus Drive, Melville, New York 11747
--------------------------------------------------------------------------------
     (Name of Issuer of the securities held pursuant to the Plan and the address of its executive office)

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                              REQUIRED INFORMATION

Audited financial statements for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.


Financial Statements and Exhibits

A) The following financial statements are filed as part of this annual report and appear immediately after the signature page hereof:

            1) Statements of Assets Available for Plan Benefits - December 31, 1996 and December 31, 1995.

            2) Statements of Changes in Assets Available for Plan Benefits - December 31, 1996 and December 31, 1995.


B) The following exhibit is filed as part of this annual report:

            Exhibit No. 23 ...... Consent of Independent Auditors

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                                   SIGNATURES

            The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.


                                    THE GENOVESE RETIREMENT
                                    AND SAVINGS PLAN



Date:  June 26, 1997                By: /s/Gene L. Wexler
                                       --------------------------
                                          Gene L. Wexler
                                          Member - Administrative
                                          Committee

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                                    FORM 11-K

                                INDEX TO EXHIBITS

EXHIBIT NO.                                                       PAGE NO.
-----------                                                       --------
      23          Consent of Independent Auditors

             GENOVESE DRUG STORES, INC.

             THE GENOVESE
             RETIREMENT AND SAVINGS PLAN

             Financial Statements for the Years
             Ended December 31, 1996 and 1995

[DELOITTE & TOUCHE LLP LETTERHEAD]

INDEPENDENT AUDITORS' REPORT


The Genovese Retirement and Savings Plan Committee:

We have audited the accompanying statements of assets available for plan benefits of The Genovese Retirement and Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

June 20, 1997



DELOITTE TOUCHE
TOHMATSU
INTERNATIONAL

GENOVESE DRUG STORES, INC.
THE GENOVESE RETIREMENT AND SAVINGS PLAN



TABLE OF CONTENTS

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1996
  AND 1995 AND FOR THE YEARS THEN ENDED:                             EXHIBIT
                                                                     -------
    Statements of Assets Available for Plan
      Benefits                                                            A
    Statements of Changes in Assets Available
      for Plan Benefits                                                   B
    Notes to Financial Statements                                         C

                                                                       EXHIBIT A


GENOVESE DRUG STORES, INC.
THE GENOVESE RETIREMENT AND SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1996 AND 1995

                                                                        1996              1995
                                                                        ----              ----
ASSETS:
Investments - at quoted market value
  (Note 5)                                                           $16,300,687      $12,573,994
Loans receivable from participants                                       682,430          412,710
Employee contributions receivable                                        202,551          210,923
Employer contributions receivable                                         29,585           30,445
Cash                                                                         921              945
                                                                     -----------      -----------

ASSETS AVAILABLE FOR BENEFITS                                        $17,216,174      $13,229,017
                                                                     ===========      ===========

See notes to financial statements.

                                                                       EXHIBIT B

GENOVESE DRUG STORES, INC.
THE GENOVESE RETIREMENT AND SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS FOR
THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                              1996             1995
                                                                              ----             ----
EMPLOYEE CONTRIBUTIONS                                                    $ 2,971,773      $ 2,770,919

EMPLOYER CONTRIBUTIONS                                                        403,819          367,355
  Dividend and interest income                                                883,198          667,924
  Appreciation (depreciation) in fair value
    of assets (Note 5)                                                      1,261,226          736,223
                                                                          -----------      -----------

    Total additions                                                         5,520,016        4,542,421

PAYMENTS TO RETIRED AND TERMINATED
    PARTICIPANTS AND WITHDRAWALS                                           (1,532,859)        (979,616)
                                                                          -----------      -----------

INCREASE IN NET ASSETS                                                      3,987,157        3,562,805

ASSETS AVAILABLE FOR PLAN BENEFITS:

  Beginning of year                                                        13,229,017        9,666,212
                                                                          -----------      -----------

  End of year                                                             $17,216,174      $13,229,017
                                                                          ===========      ===========

See notes to financial statements.

GENOVESE DRUG STORES, INC.
THE GENOVESE RETIREMENT AND SAVINGS PLAN                              EXHIBIT C

NOTES TO FINANCIAL STATEMENTS


1.     PLAN DESCRIPTION

       The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan.

       a. General - Genovese Drug Stores, Inc. (the "Employer") provides a retirement and savings plan for substantially all of its employees. The Plan is a defined contribution plan.

              The Plan is available to all employees who have attained age 21 and have completed one year of service. The normal retirement date under the Plan is the Employer's year-end date following the member's sixty-fifth birthday. Early retirements are permitted up to five years before the normal retirement date. Retirement benefits are reduced to the amount vested at that time.

       b. Contributions - The Employer's contribution is made on a monthly basis and is determined by the Company's management. The contribution may consist of up to $.50 on each dollar that an employee contributes up to two percent of an employee's annual earnings, as defined. Contributions may be made in cash or in shares of the Employer's Stock at the discretion of the Company's management.

       c. Vesting - Employees have immediate vesting in their own contributions and the accumulated earnings thereon. Employer contributions and earnings thereon become 20 percent vested to members who are credited with one year of service as defined by the Plan. Vesting increases 20 percent for each of the next four years, with full vesting after five years of service.

2.     SIGNIFICANT ACCOUNTING POLICIES

       a. Basis of Presentation - The accompanying financial statements have been prepared on the accrual basis of accounting.

       b. Valuation of Investments - Investments are carried at quoted market value. The increase in unrealized appreciation represents the changes in the quoted market value of the investments.

              Security transactions are recorded as of the trade date, realized gains and losses are based on average cost, and dividends are recorded when declared.

3.     PLAN TERMINATION POLICIES

       The Employer intends to continue the Plan indefinitely but reserves the right to amend or terminate the Plan at its discretion. If the Plan is terminated, the interests of the participants would become fully vested and nonforfeitable.

4.     FEDERAL INCOME TAXES

       The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and to be tax exempt under Section 501(a) of the Internal Revenue Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated October 12, 1993.

5.     INVESTMENTS

       Investments at December 31, 1996 consisted of the following:

    DESCRIPTION                                                            COST             FAIR VALUE
    -----------                                                            ----             ----------
       Dreyfus Trust Company -
         Capital Preservation Fund                                     $ 7,301,524         $ 7,301,524
       Dreyfus Trust Company -
         Balanced Fund                                                   1,798,481           1,980,227
       Dreyfus Trust Company -
         New Leaders Fund                                                2,088,031           2,303,806
       Dreyfus Trust Company -
         Appreciation Fund                                               1,774,327           2,446,356
       Genovese Drug Stores, Inc. -
         Class A Common Stock                                            1,558,785           2,268,774
                                                                       -----------         -----------
                                                                       $14,521,148         $16,300,687
                                                                       ===========         ===========

Activities in the various investment funds during the year ended December 31, 1996 were as follows:

                                                                                                                       GENOVESE
                                                                                                                         DRUG
                                                           DREYFUS                      DREYFUS                         STORES,
                                                           CAPITAL       DREYFUS          NEW         DREYFUS             INC.
                                                         PRESERVATION    BALANCED       LEADERS     APPRECIATION        CLASS A
                                                            FUND           FUND          FUND          FUND              STOCK
                                                            ----           ----          ----          ----              -----
ADDITIONS TO ASSETS:
   Employee contributions                                 $1,095,974    $  459,182    $  590,640    $  543,869        $  290,480
   Employer contributions                                    166,879        58,926        72,252        66,275            40,347
   Dividend and interest income                              420,375       128,001       168,423        30,101           136,298
   Appreciation (depreciation) in fair value
      of assets                                               -             78,542       151,615       439,702           591,367
   Loan repayments                                           137,974        27,257        37,148        31,342            11,921
   Transfers in                                              107,184        58,007       136,451       285,744           262,576
                                                          ----------    ----------    ----------    ----------        ----------

   Total additions                                         1,928,386       809,915     1,156,529     1,397,033         1,332,989

DEDUCTIONS FROM ASSETS:
   Payments to retired and terminated
      participants and withdrawals                           754,459       183,789       260,336       264,017            62,511
   Loans issued                                              280,757        55,948        86,797        99,583            -
   Transfers out                                             388,355       114,086       108,349       128,291           110,881
                                                          ----------    ----------    ----------    ----------        ----------

NET ADDITIONS                                                504,815       456,092       701,047       905,142         1,159,597

ASSETS AVAILABLE FOR PLAN
    BENEFITS,
   Beginning of year                                       6,796,709     1,524,135     1,602,759     1,541,214         1,109,177
                                                          ----------    ----------    ----------    ----------        ----------

   End of year                                            $7,301,524    $1,980,227    $2,303,806    $2,446,356        $2,268,774
                                                          ==========    ==========    ==========    ==========        ==========

Activities in the various investment funds during the year ended December 31,1995 were as follows:



                                                                                                                   GENOVESE
                                                                                                                     DRUG
                                                            DREYFUS                     DREYFUS                     STORES,
                                                            CAPITAL       DREYFUS         NEW         DREYFUS         INC.
                                                         PRESERVATION     BALANCED      LEADERS     APPRECIATION    CLASS A
                                                             FUND           FUND         FUND          FUND          STOCK
                                                             ----           ----         ----          ----          -----
ADDITIONS TO ASSETS:
   Employee contributions                                 $1,212,795    $  442,341    $  440,613    $  410,549    $  242,887
   Employer contributions                                    173,395        54,228        52,608        50,691        32,474
   Dividend and interest income                              376,559       120,608       128,606        29,000        13,151
   Appreciation (depreciation) in fair value
      of assets                                               -            139,225       186,419       337,599        72,980
   Loan repayments                                           122,029        17,620        20,365        15,808         6,422
   Transfers in                                               73,776        69,207       123,027        77,949       106,376
                                                          ----------    ----------    ----------    ----------    ----------

   Total additions                                         1,958,554       843,229       951,638       921,596       474,290

DEDUCTIONS FROM ASSETS:
   Payments to retired and terminated
      participants and withdrawals                           583,275       108,395       106,696       124,029        39,031
   Loans issued                                              197,852        35,049        65,980        30,743         1,785
   Transfers out                                             316,267        44,993        38,514        28,858        22,142
                                                          ----------    ----------    ----------    ----------    ----------

NET ADDITIONS                                                861,160       654,792       740,448       737,966       411,332

ASSETS AVAILABLE FOR PLAN
    BENEFITS,
   Beginning of year                                       5,935,549       869,343       862,311       803,248       697,845
                                                          ----------    ----------    ----------    ----------    ----------

   End of year                                            $6,796,709    $1,524,135    $1,602,759    $1,541,214    $1,109,177
                                                          ==========    ==========    ==========    ==========    ==========

6.      ADMINISTRATIVE COSTS

        Although not required under the terms of the Plan, personnel and facilities of the Employer have been used for its accounting and other activities at no charge to the Plan. Certain administrative costs incurred in connection with investment transactions and other activities are paid by the Employer.

7.      SUBSEQUENT EVENTS

        Effective July 1, 1997, the Company has agreed to increase the Employer Contribution to the Plan to $.40 on each dollar that an employer contributes up to 4 percent of the employee's annual earnings, as defined.

                                   * * * * * *

                                EXHIBIT INDEX



EX-23           CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS